Ms. Kathryn McHale

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Yadkin Valley Financial Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 7, 2012
File No. 000-52099

Dear Ms. McHale:

This letter is provided on behalf of Yadkin Valley Financial Corporation (the “Company,” “Yadkin,” “we,” or “our”) in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) dated November 8, 2012 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, Registration No. 000-52099 (the “Preliminary Proxy Statement”). This letter and the Company’s Amendment No. 2 (“Amendment No. 2”) to the Preliminary Proxy Statement are being filed with the Commission electronically via EDGAR.

For ease of reference, we have repeated each of the Commission’s comments below, followed by the corresponding responses of Yadkin. All references to page numbers in these responses are to the pages of Amendment No. 2.

Comment Letter dated November 8, 2012

Preliminary Proxy Statement on Schedule 14A

General

1. We are not able to agree that the company’s financial statements are not material to shareholder consideration of the proposals. Consequently, we are not able to agree that financial statements, including pro-forma financial statements, are not required. Please file revised proxy materials to include the appropriate financial statements.

Response to Comment 1:

The financial statements and other information required by Item 13 of Schedule 14A have been included in Amendment No. 2 beginning on page 7.

Ms. Kathryn McHale

Securities and Exchange Commission

The Private Placement and Background of the Proposals

Background of the Proposals, page 4

2. Please revise your disclosures to state whether the Board solicited or considered any offers other than from the institutional investors who purchased in the private placement. If so, please describe such offers and why they were declined or not completed. If other offers were not solicited or considered, please revise to explain how the Board concluded that the conversion price was the highest price that the company could obtain.

Response to Comment 2:

The requested disclosure has been added to page 4 of Amendment No. 2 under the heading “Background of the Proposals.”

Security Ownership of Certain Beneficial Owners and Management, page 24

3. Please revise footnote 4 to state whether Wellington Management Company has voting and/or dispositive power over the shares.

Response to Comment 3:

The requested disclosure has been added to footnote 4 of the Security Ownership of Certain Beneficial Owners and Management table on page 25 of Amendment No. 2.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments related to our responses, please contact me at (336) 768-1161 or Nikki Lee of Nelson Mullins Riley & Scarborough LLP at (864) 250-2367.

Sincerely,

/s/ Jan H. Hollar
Jan H. Hollar
Chief Financial Officer
(Principal Accounting Officer)

Ms. Kathryn McHale

Securities and Exchange Commission

cc:	Neil Grayson, Nelson Mullins Riley & Scarborough LLP
Nikki Lee, Nelson Mullins Riley & Scarborough LLP